CORPORATE & SHAREHOLDER SERVICES

March 13, 2006

Filed Via SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des Marchés Financiers

Government of New Brunswick, Securities Administration Branch

Nova Scotia Securities Commission

Prince Edward Island, Dept. of Community Affairs & Attorney General

Toronto Stock Exchange

Dear Sirs:

Subject:  Enterra Energy Trust (the “Corporation”)

   Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation’s upcoming Annual & Special meeting of unitholders:

Meeting Date:	May 11, 2006
Record Date for Notice:	April 11, 2006
Record Date for Voting:	April 11, 2006
Beneficial Ownership Determination Date:	April 11, 2006
Class of Securities Entitled to Receive Notice:	Trust Units
Class of Securities Entitled to Vote:	Trust Units
ISIN Number:	CA29381P1027
Meeting Location:	Calgary, AB

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed “Curtis Evans”

Curtis Evans

Corporate Administrator

Corporate & Shareholder Services

Direct Dial (403) 261-6105

cc:  CDS & Co.

2300, 125 – 9th Avenue SE, Calgary, AB  T2G 0P6  Tel. (403) 261-0900 Fax (403) 265-1455

460 Sun Life Place, 10123 – 99th Street, Edmonton, AB  T5J 3H1  Tel. (780) 702-1270 Fax (780) 408-3382